UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Share Acquisition Agreement

The Acquisition

On July 9, 2026, NaaS Technology Inc. (the “Company”) entered into a Share Acquisition Agreement (the “SAA”) with Newlinks Technology Limited (the “Parent”), the Company’s controlling shareholder, and its affiliates, Newlink Digital Energy Holding Limited (the “Seller”) and China Newlink Holding Limited (the “Target”), in relation to the acquisition by the Company of 100% of the issued and outstanding shares of the Target from the Seller (the “Acquisition”). The SAA is further to, and constitutes the definitive agreement contemplated by, the non-binding term sheet previously announced by the Company on June 29, 2026. The Target will, through a wholly foreign-owned enterprise and variable interest entities to be established as a condition to the closing of the Acquisition, hold a proprietary electric-vehicle and energy data corpus. As the Seller is indirectly controlled by the Parent, the Acquisition constitutes a related-party transaction under applicable Nasdaq rules.

Acquisition Consideration

The aggregate consideration for the Acquisition is US$15,000,000 (the “Acquisition Value”), which will be satisfied solely through the issuance to the Seller of 16,000,000,000 newly issued Class A ordinary shares, par value US$0.000001 per share, of the Company (the “Consideration Shares”), corresponding to 5,000,000 American Depositary Shares (“ADSs”) of the Company based on the ADS exchange ratio of one ADS to 3,200 Class A ordinary shares and subject to equitable adjustment. The Acquisition Value was determined by reference to an independent third-party valuation report (the “Valuation Report”). The number of ADSs was calculated based on a reference price of US$3.00 per ADS, representing the volume-weighted average price of the Company’s ADSs on Nasdaq for the 30 trading days immediately preceding June 29, 2026, the date of the previously disclosed non-binding term sheet relating to the Acquisition. No cash or other consideration is payable by the Company for the Target shares. The Consideration Shares will be issued as restricted securities in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended, and will bear a customary restrictive legend.

Conditions to Closing

The consummation of the Acquisition is subject to the satisfaction or waiver of several conditions precedent, including, but not limited to: (i) the establishment of a wholly foreign-owned enterprise (the “WFOE”) and the entry into valid and enforceable variable interest entity control agreements between the WFOE and the relevant variable interest entities and their sole shareholder; (ii) the Target group holding valid and enforceable rights to the data assets, transferred licenses, and data consent rights, in each case free and clear of encumbrances; (iii) the termination of all employment and labor relationships of the variable interest entities, with all related liabilities fully discharged by or at the sole cost of the Seller; (iv) the absence of any material adverse change with respect to the Target group since the date of the SAA; (v) the receipt of all requisite governmental, regulatory, and third-party approvals, consents, filings, and registrations, including the making of all required filings with the SEC; (vi) the review and approval of the Acquisition by the Audit Committee of the Company’s board of directors, having determined that the Acquisition is fair to, and in the best interests of, the Company and its shareholders (other than the Seller and its affiliates), after due consideration of the Valuation Report; (vii) the satisfactory completion of the Company’s due diligence investigation of the Target group; (viii) the delivery by the Seller of an executed investor representation letter confirming that it is not a U.S. person and is acquiring the Consideration Shares in an offshore transaction; and (ix) the accuracy of the parties’ representations and warranties and the performance of their respective covenants in all material respects. The Acquisition is not subject to approval by the Company’s shareholders. The Company will rely on home country practices for the issuance of Class A ordinary shares under the Acquisition.

No-Shop Covenant; Binding Agreement; and Termination

The Seller and the Target have agreed to a no-shop undertaking running from the date of the SAA until the earlier of the closing of the Acquisition or the termination of the SAA. During this period, they may not, directly or indirectly, solicit, initiate, encourage, or facilitate, or enter into any discussions, negotiations, or agreement relating to, any competing acquisition, merger, consolidation, sale of shares or assets, or similar transaction involving the Target or the Target group, or provide any non-public information for such a purpose, and the Seller must promptly notify the Company of any competing approach.

The SAA constitutes a binding definitive agreement among the parties. The closing of the Acquisition remains subject to the satisfaction or waiver of the conditions precedent described above, and there can be no assurance that such conditions will be satisfied or that the Acquisition will be consummated on the terms described, or at all.

The SAA may be terminated at any time prior to closing by the mutual written consent of the Company and the Seller; by either the Company or the Seller if the closing has not occurred on or before the long-stop date of December 31, 2026; or by the Company in certain circumstances, including an uncured breach by the Seller giving rise to the failure of a condition precedent, the occurrence of a material adverse change, the failure of the Audit Committee to approve the Acquisition, or the discovery of materially adverse information in due diligence.

Indemnification and Governing Law

The Seller has agreed to indemnify the Company and its affiliates against losses arising out of, among other things, breaches of the Seller’s representations, warranties, and covenants and pre-closing liabilities of the Target group. The SAA is governed by the laws of Hong Kong, and any disputes are to be finally resolved by arbitration administered by the Hong Kong International Arbitration Centre.

The foregoing description of the SAA and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the SAA, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the ADSs of the Company, nor shall there be an offer, solicitation or sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Acquisition Agreement dated July 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: July 9, 2026

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